Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco Restarting Cigar Lake Mine in April

Saskatoon, Saskatchewan, Canada, April 9, 2021    .    .    .    .    .    .    .    .    .     .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) announced today that it plans to restart production in April at its Cigar Lake uranium mine located in northern Saskatchewan.

Production at Cigar Lake was temporarily suspended in December 2020 due to increasing risks posed by the Coronavirus (COVID-19) pandemic. At that time, the availability of workers in critical areas was shrinking due to the pandemic, with more individuals screening out or residing in communities with pandemic-related travel restrictions.

“The safety of our workers, their families and communities is always our top priority,” said Cameco president and CEO Tim Gitzel. “In recent months we have implemented several enhanced safety protocols for Cigar Lake, including increased distancing between passengers on flights, mandatory medical-grade masks for all workers and increased sanitization and physical barriers in our eating areas. We also worked with the Saskatchewan Health Authority and have established a licensed COVID-19 testing facility at the mine site.

“These further safety measures, along with the provincial vaccine rollout program and increased confidence around our ability to manage our critical workforce, have given us greater certainty that Cigar Lake will be able to operate safely and sustainably.”

As the restart process begins, Cameco will closely monitor the COVID-19 case counts and the ongoing success of the vaccine rollout, and will continue to have regular dialogue with public health authorities and northern Saskatchewan leaders.

The timing of production restart and the production rate at Cigar Lake will be dependent on how quickly we are able to remobilize the workforce. Cameco will not be in a position to provide updates to our outlook for 2021 until production has resumed and we understand the rate at which we will be able to sustainably operate the mine.

“Having Cigar Lake running is part of our strategy and it was always our intention to resume production,” Gitzel said. “There are significant costs associated with having the mine in temporary care and maintenance, and we have a home in our contract portfolio for these low-cost pounds. We will also continue to purchase material, as needed, to meet our committed deliveries.

“Having said that, worker health and safety is our top priority, and we will not hesitate to take further action if we feel our ability to operate safely is compromised due to the pandemic.”

Cameco continues to deliver into its contract portfolio and its strong balance sheet has provided the company with the financial capacity to successfully manage the production disruption at Cigar Lake. As of December 31, 2020, Cameco had $943 million in cash and short-term investments and a $1 billion undrawn credit facility.

The Cigar Lake operation is owned by Cameco (50.025%), Orano Canada Inc. (37.1%), Idemitsu Canada Resources Ltd. (7.875%) and TEPCO Resources Inc. (5.0%) and is operated by Cameco.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate power in safe, reliable, carbon-free nuclear reactors. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Caution Regarding Forward-Looking Information and Statements

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect.

Examples of forward-looking information in this news release include: our plan to restart production at Cigar Lake in April 2021; our views regarding the availability of our workforce and the ability of Cigar Lake to operate safely and sustainably; our intention to continue monitoring the COVID-19 case counts and the success of the vaccine rollout, and to continue dialogue with public health authorities and northern Saskatchewan leaders; the factors impacting our ability to update our outlook for 2021; our intention to purchase material to meet committed deliveries; and our intention to take further action if necessary if we feel our ability to operate safely is compromised due to the pandemic. Material risks that could lead to different results include: our plans to restart production at Cigar Lake may be delayed or may not succeed for any reason, including delays in remobilizing our workforce; we may not be able to monitor developments in the COVID-19 case counts, the success of the vaccine rollout or other risks associated with the pandemic due to a lack of available information, or for other reasons; our ability to update our outlook for 2021 may be delayed by other factors; our intention to purchase material to meet committed deliveries may be impacted by market conditions; and we may not successfully be able to take further action in response to increasing risks. In presenting this forward-looking information, we have made material assumptions which may prove incorrect, including assumptions regarding the availability of our workforce and other factors which may affect the timing of our planned restart of production at Cigar Lake; assumptions regarding our ability to monitor and respond to any increase in risks associated with the pandemic; our ability to purchase material needed to meet committed deliveries; and our ability to update our outlook for 2021. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Qualified Person

The above scientific and technical information relating to the Cigar Lake uranium mining operation was approved by Lloyd Rowson, general manager, Cigar Lake, Cameco.

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Investor inquiries:

Rachelle Girard

306-956-6403

rachelle_girard@cameco.com

Media inquiries:

Jeff Hryhoriw

306-385-5221

jeff_hryhoriw@cameco.com